June 25, 2019

Simon Tak Leung Ho
Chief Financial Officer
PPDAI Group Inc.
Building G1, No. 999
Dangui Road
Pudon New District
Shanghai
The People's Republic of China

       Re: PPDAI Group Inc.
           Form 20-F for the Fiscal Year Ended December 31, 2018
           File April 25, 2019
           File No. 001-38269

Dear Mr. Leung Ho:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2018

Business Overview
Investors, page 50

1. Please disclose in future filings, the number and percent of individual and institutional repeat investors for the periods presented.

Secondary loan market, page 52

2. Please disclose in future filings, the volume of loans transferred in your secondary loan market for the periods presented.
 Simon Tak Leung Ho
FirstName LastNameSimon Tak Leung Ho
PPDAI Group Inc.
Comapany NamePPDAI Group Inc.
June 25, 2019
June 25, 2019 Page 2
Page 2
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Discussion of Certain Balance Sheet Items, page 91

3. Please discuss and analyze year-over-year changes in accounts receivable, the related provision for doubtful accounts, contract assets and funds payable to investors in future filings for all periods presented.

Notes to the Consolidated Financial Statements
Note 2. Summary of significant accounting policies
(i) Restricted Cash, page F-19

4. Please disaggregate, in future filings, restricted cash related to quality assurance obligations to individual investors with capped obligations and institutional investors without capped obligations.

(t) Quality Assurance Payable and Receivable, page F-28

5. Please address the following in future filings with respect to your quality assurance programs:

             Disaggregate the quality assurance obligation and receivable between individual investors for which default obligations are capped and institutional investors for which default obligations are not capped;
             Disclose the financial statement line item the contingent liability of RMB 3,381 million is recognized in the statement of comprehensive income; Disclose why the RMB 157,633 gain was recognized as a reduction to quality
             assurance receivables since the original receivable is recognized at fair value based on contractual amounts due from the borrower, including expected defaults; and
             Disclose why the maximum potential future payments you would be required to make are only RMB 2,781 million considering the outstanding quality assurance obligation of RMB 3,819 million at December 31, 2018.


v) Revenue recognition
Revenue from Single Loans , page F-33

6. You state that you charge a transaction fee as part of the borrowers' monthly repayment that includes loan facilitation and post-facilitation services, that you recognize the allocated loan facilitation fee as revenue upon execution of loan agreements between investors and borrowers and post-facilitation revenue is recognized over the loan term on
 Simon Tak Leung Ho
FirstName LastNameSimon Tak Leung Ho
PPDAI Group Inc.
Comapany NamePPDAI Group Inc.
June 25, 2019
June 25, 2019 Page 3
Page 3
FirstName LastName
         a straight-line method. Please address the following in future filings:

             Disclose the contract terms for loan facilitation, post-facilitation, and quality assurance fees, including if a borrower can prepay their loan and if so, how you account for the related contractual obligations for outstanding and unpaid transaction fees. Please refer to ASC 606-10-50-1(b); and
             Disclose how you applied the guidance in ASC 606-10-32-11; Variable Consideration and Constraining Estimates of Variable Consideration in the measurement and recognition of monthly transaction fee revenues.


Note 4. Loans Receivable, net, page F-44

7. Whole loan receivables of RMB 2,571.5 billion at December 31, 2018 relate to consolidated trusts established in partnership with institutional funding partners. In accordance with ASC 310-10-35-4 an impairment loss shall be recognized when based on all available information it is probable that a loss has been incurred based on past events and conditions that existed at the date of the financial statements. Further, under ASC
         310-10-35-41, credit losses shall be deducted from the allowance for credit losses and written-off in the period deemed uncollectible. Please address the following in future filings:

             Disaggregate loans 90 days or more past due between 91-120, 121-150, 151-180 days past due and disclose loans accruing interest 90 days past due; Disclose why no loans were written-off against the related allowance considering
             the historical loan performance and delinquency data beginning on page 84;
             Tell us how your write-off policy is in accordance with U.S. GAAP; Disclose if you have any loans past due more than 180 days since you disclose on page
             84 that loans that are delinquent for 180 days or more are typically charged-off; and
             Disclose the components of funds payable to investors of consolidated trusts of RMB
             2,808.5 disclosed on page F-45 and reconcile to funds payable to investors of consolidated trusts liabilities of RMB 1,505.9 on the consolidated balance sheets on page F-3.



Note 8. Accounts receivable and contract assets , page F-47

8. You state that accounts receivable and contract assets are written-off when a settlement is reached for an amount that is less than the outstanding historical balance or when the
         Group has determined that the balance will not be collected. No accounts receivable or contract assets were written-off in 2018 even though you had delinquent accounts past due
 Simon Tak Leung Ho
PPDAI Group Inc.
June 25, 2019
Page 4
         up to 179 days. In accordance with ASC 310-10-35-4, an impairment loss shall be recognized when, based on all available information, it is probable that a loss has been incurred based on past events and conditions that existed at the date of the financial statements. Further, under ASC 310-10-35-41, credit losses shall be deducted from the allowance for credit losses and written-off in the period deemed uncollectible. Please address the following in future filings:

             Disaggregate your accounts receivable aging by type of fee, i.e. loan facilitation, post-
             origination and other and disaggregate accounts 90 days or more past due between 91-
             120, 121-150, 151-179 days past due by type of fee;
             Disclose why no loans were written-off against the related allowance considering the historical loan performance and delinquency data beginning on page 84;
             Disclose if you have any loans past due more than 180 days since you disclose on page
             84 that loans that are delinquent for 180 days or more are typically charged-off; and
             Tell us how your write-off policy is in accordance with U.S. GAAP.




        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Michelle Miller at 202-551-3368 or Gus Rodriguez at 202-551-3752 if
you have questions regarding the comments.



FirstName LastNameSimon Tak Leung Ho                           Sincerely,
Comapany NamePPDAI Group Inc.
                                                               Division of
Corporation Finance
June 25, 2019 Page 4                                           Office of
Financial Services
FirstName LastName